exemption 82-836

Publication: South China Morning Post **Date:** 26 June 2002

Page: Classified 3 **Where Published:** Hong Kong

02 JUL -9 AM 11:29

dw 7/9

SUPPL

FIRST PACIFIC

02042470

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Clarification of recent press reports concerning NTT's shareholder's rights in PLDT; PLDT's bylaw provisions on board of directors' nominations; and, alleged penalties.

Press reports concerning NTT's shareholder's rights in PLDT

The Company references its Announcement and notes recent press reports concerning possible veto right of NTT, as a shareholder in PLDT, which right was disclosed in the Announcement.

In this regard, the Company wishes to affirm that the Shareholders Agreement states that there may be no transfer of any PLDT and PTIC shares which are subject to the Shareholders Agreement to a "strategic investor" at any time prior to 24th March 2003, unless such transfer is agreed to by all parties to the Shareholders Agreement, namely NTT and First Pacific. The Shareholders Agreement defines a "strategic investor" as a person, other than a party to the Shareholders Agreement, which directly or indirectly engages in a business involving, as its principal component, the provision of telephone, telecommunications, paging, internet, data or voice transmission services, whether or not terrestrial, including, without limitation, any person carrying on or engaging in multi-media services as an ancillary or collateral part of the foregoing businesses. Based on the currently proposed structure for the transaction as outlined in the Announcement, and related Philippine legal advice received by First Pacific, the proposed structure should not involve any "strategic investor" in the transaction.

The Shareholders Agreement also provides that, prior to 24th March 2003, to the extent permissible under applicable laws and regulations, First Pacific will maintain its direct or indirect aggregate percentage shareholding in PTIC, whether through the existing PTIC shareholders or otherwise. Based on Philippine legal advice, the Company believes that the proposed transaction structure should not violate this provision.

In addition, NTT has rights of first offer in relation to transfers of those PLDT and PTIC shares, which are subject to the Shareholders Agreement. These rights of first offer are applicable for so long as the Shareholders Agreement remains in effect among the parties to it.

As stated in the Announcement, the proposed transaction with the Gokongwei Group is subject to NTT, First Pacific's valued long-term partner in its Philippines telecommunications investments, not having exercised any right of first refusal or any applicable veto under the Shareholders Agreement. In that context, First Pacific, without the participation or involvement of Mr. Manuel V. Pangilinan, as its Executive Chairman, already has held constructive discussions with senior management of NTT, in relation to the establishment of the proposed joint venture arrangements with the Gokongwei Group and to issues generally arising out of the proposed transaction, including NTT's rights of first offer and the other provisions referred to above.

First Pacific will continue its constructive dialogue with NTT, with a view toward achieving a mutually satisfactory resolution of the issues that the proposed transaction raise for NTT and First Pacific as current and future shareholder partners in PLDT.

Press reports concerning PLDT's bylaw provisions on board of directors' nominations and elections; press reports concerning alleged penalties

The Company also notes recent press reports stating that the proposed joint venture arrangements, as disclosed in the Announcement, are violative of PLDT's bylaws governing the nomination and election of PLDT directors. In addition, certain press reports state that, as a consequence, First Pacific will be unable to culminate the transaction and, accordingly, will be subject to the payment of "huge

The Company has taken Philippine legal advice and wishes to clarify that, in relation to PLDT's bylaws governing the qualifications of directors, the bylaw in question is relevant only to the nomination and election of directors to the board of PLDT and does not affect the transfers of interests in PLDT as contemplated by the proposed transaction. Moreover, the bylaw sets forth a process that allows the PLDT Board to evaluate, and either accept or reject by a majority vote (namely seven of PLDT's thirteen directors), whether an individual engaged in a competitive business should be permitted to sit on the PLDT board.

The bylaw does this by stating that "no person shall qualify or be eligible for nomination or election to the Board of Directors if he is engaged in any business that competes with or is antagonistic to that of PLDT or its subsidiaries" and sets out certain categories of persons "deemed to be so engaged". However, the bylaw allows for a PLDT board majority vote to determine whether a person is, in fact, so engaged; while categories of persons "deemed to be so engaged" are only deemed to be so engaged in circumstances where the PLDT board has so determined by a majority vote. The bylaws do not provide for restrictions on the transfers of shares or for any shareholder disqualification. First Pacific does not anticipate that this bylaw should prevent the proposed transaction from proceeding and being completed as agreed.

b. Alleged penalties

On the matter of penalties, First Pacific states that these various press assertions clearly are based upon unsubstantiated rumor and are patently false. The documentation of the proposed transaction does not contain any provisions for any penalty being levied on any matter connected with the transaction.

Definitions

"Announcement"	First Pacific's announcement of 5th June, 2002, which outlines the proposed establishment of joint venture arrangements with the Gokongwei Group in relation to the First Pacific Group's interests in PLDT and BLC;
"BLC"	Bonifacio Land Corporation, a corporation established under the laws of the Republic of the Philippines;
"Company" or "First Pacific"	First Pacific Company Limited;
"First Pacific Group"	the Company, its subsidiaries, affiliates and associates, which collectively own an approximately 24.4 per cent economic and 31.5 per cent voting interest in PLDT;
"Gokongwei Group"	The Gokongwei Group is a Manila-based group whose holding company JG Summit Holdings, Inc. has substantial business interests in real estate and hotels, petrochemicals, branded consumer foods, agro-industrial, commodity food products, airline and telecommunications. The Gokongwei Group is an independent third party not connected with the directors, chief executive or substantial shareholders of First Pacific or any of its subsidiaries or any of their respective associates;
"NTT"	NTT Communications Corporation, a corporation established under the laws of Japan, which owns an approximately 15 per cent interest in PLDT. NTT Communications Corporation is a wholly owned subsidiary of Nippon Telegraph and Telephone Corporation, a publicly listed telecommunications corporation established under the laws of Japan;
"PLDT"	Philippine Long Distance Telephone Company, a telecommunications corporation established under the laws of the Republic of the Philippines and having its shares listed on the Philippine Stock Exchange as well as listed and traded in the form of American Depositary Shares on the New York and Pacific Stock Exchanges in the United States;
"PTIC"	Philippine Telecommunications Investment Corporation, a privately held corporation established under the laws of the Philippines, which owns an approximately 15.4 per cent interest in PLDT;
"Shareholders Agreement"	the shareholders agreement relating to PLDT dated 24th March 2000 made between NTT and First Pacific and their respective related companies.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Ronald A. Brown
Executive Director and Company Secretary

Hong Kong, 25th June, 2002

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)

Clarification of recent press reports concerning Executive Chairman's press release

The Company notes the recent press reports concerning certain alleged first refusal rights of the Cojuangco Group over shares in Philippine Telecommunications Investment Corporation ("PTIC"), as these rights may affect the Company's proposed Transaction. In particular, the Philippine publication *Today* reported, in an article on 13th June 2002, that First Pacific had not been formally informed of the agreement containing these rights.

The Company states that the agreement in question is one of several similar documents that its Executive Chairman along with certain other individuals who were directors and senior Hong Kong executives at the time, was authorised by the First Pacific board of directors to, among other things, negotiate, settle and implement in November 1998, when First Pacific acquired its initial 17.2 per cent interest in Philippine Long Distance Telephone Company ("PLDT"). First Pacific acquired this interest from shareholders, including the Cojuangco Group, of PTIC and through purchases on the Philippine Stock Exchange. Prior to First Pacific's November 1998 acquisition, the Cojuangco Group held an approximately 40.9 per cent interest in PTIC, a private company that currently holds approximately 15.4 per cent of the common stock of PLDT.

The press reports concern an agreement between the First Pacific Affiliates and the Cojuangco Group that contains a clause whereby the Cojuangco Group waived their right of first offer or refusal (the "Right"), as shareholders in PTIC, subject to a proviso that the Right shall apply if the First Pacific Affiliates that acquired the Cojuangco Group's PTIC shares in November 1998 ceased to be affiliates of First Pacific and Mr. Pangilinan. The Right also is subject to a further proviso that the Right shall not apply if the First Pacific Affiliates are reorganised to become affiliates of, or transfer their PTIC shares to, Mr. Pangilinan and his affiliates.

In reply to the *Today* article, Mr. Pangilinan issued a 13th June 2002 press release, disputing the *Today* claim and stating that all the sale and sale-related agreements, executed in November 1998, were known and disclosed to First Pacific, through its General Counsel.

The Company wishes to confirm that First Pacific's records indicate that First Pacific's outside legal counsel did submit to the Company signed copies of the sale and sale-related agreements, including those involving the Cojuangco Group, all of which were disclosed publicly after they were executed and payment was made for the PTIC shares. Copies of the same were included in the filing with the United States Securities Exchange Commission, as well as summarized in the text of such filing. The Company's records further indicate that the particular clause, containing the Right referred to in the various press reports, was not minuted at any meeting of the board of directors of First Pacific, although Mr. Pangilinan recalls that they were discussed with certain individuals, who were authorised to, among other things, negotiate, settle and implement documentation, in November 1998, and who were directors and senior Hong Kong executives of First Pacific, at the time.

The current directors of the Company, who were also executive or independent directors of the Company, in November 1998, are Messrs. Manuel V. Pangilinan, Edward A. Tortorici, Edward K.Y. Chen and David W.C. Tang. Current executive directors, who were members of senior management, at the time, are Messrs. Ronald A. Brown and Michael J.A. Healy.

First Pacific is consulting Philippine legal counsel concerning the status and effect of this provision on the Transaction. Further announcements will be made on this matter, as and when appropriate.

Definitions

"Affiliates"	Metro Pacific Assets Holdings, Inc., a Philippine company, and Larouge BV, a Netherlands company, both of which are First Pacific subsidiaries;
"Cojuangco Group"	As defined at the time of First Pacific's initial investment in PLDT in November 1998 and comprising Imelda O. Cojuangco, Estate of Ramon O. Cojuangco, Antonio O. Cojuangco, Ramon O Cojuangco, Jr., Miguel O. Cojuangco, Trinidad O. Cojuangco Yulo and Victoria O. Cojuangco Yulo;
"Company" or "First Pacific"	First Pacific Company Limited;
"Gokongwei Group"	The Gokongwei Group is a Manila-based group whose holding company JG Summit Holdings, Inc. has substantial business interests in real estate and hotels, petrochemicals, branded consumer foods, agro-industrial, commodity food products, airline and telecommunications. The Gokongwei Group is an independent third party not connected with the directors, chief executive or substantial shareholders of First Pacific or any of its subsidiaries or any of their respective associates;
"Transaction"	The Company's proposed transaction to establish joint venture arrangements with the Gokongwei Group in relation to the First Pacific Group's interests in Philippine Long Distance Telephone Company (PLDT) and Bonifacio Land Corporation (BLC), as announced by the Company on 5th June, 2002.

By Order of the Board
FIRST PACIFIC COMPANY LIMITED
Edward A. Tortorici
Executive Director

Hong Kong, 25th June, 2002